Exhibit 99.1

Ritchie Bros. appoints Terry Dolan President, U.S. and Latin America

A veteran heavy equipment executive, Mr. Dolan has an exceptional track-record of driving growth and leading high-performance teams.

VANCOUVER, May 4, 2015 /CNW/ - Ritchie Bros. (NYSE and TSX: RBA, "the Company"), the world's largest industrial auctioneer, is pleased to announce that Terry Dolan has agreed to join the Company as President, U.S. and Latin America, effective May 20, 2015.  He will have full P&L responsibility for the Company's U.S. and Latin America business unit.

"Terry has an exemplary record of driving growth, implementing business development and training initiatives, and managing business units within the industrial sector. He has consistently created and led winning teams and has achieved substantial sales and profit growth for companies in both domestic and international markets. We're very excited to be welcoming Terry to the Ritchie Bros. team," said Ravi Saligram, CEO, Ritchie Bros.  "I have the utmost confidence that his deep understanding of the U.S. market, his strong background in several of our focus sectors, and his proven leadership ability will help to accelerate sustainable, profitable growth in the U.S. and Latin America."

Mr. Dolan has over 15 years of executive and general management experience in the industrial sector, including leading national sales, operations and marketing teams. His experience has provided him with a strong background in the construction, agriculture and mining sectors.  Most recently, Mr. Dolan was Executive Vice President, Global Commercial and Industrial Products, at Generac – a leading manufacturer of industrial and retail generators and power products.  In this role, Mr. Dolan had full P&L responsibility for the company's mobile products businesses. During his career at Generac, Mr. Dolan also held the roles of Senior Vice President, Sales, where he led the sales efforts for the entire company; and Director, Sales and Business Development, Power Systems.  In the four years under Terry's leadership, sales in Generac's international business grew significantly and the business expanded to more than 150 dealers in over 65 countries.  He also led the integration of two major acquisitions to expand Generac's international scale, channels of business, and product lines.

Mr. Dolan has also held executive positions at Boart Longyear, a drilling equipment manufacturer and service company to the mining sector, and Ingersoll Rand.  At Boart Longyear, he held the position of Senior Vice President, Business Development and Marketing, where he led the acquisition of four companies.  During his time at Ingersoll Rand, he held several roles, including Vice President, Company Owned Stores and Remarketing, Construction Technologies, where he oversaw more than 800 employees and had direct responsibility over two businesses – the company-owned store unit and the remarketing (used equipment) business.  In the two years Terry led the company-owned stores business, it achieved double digit annual revenue growth.  Prior to this, he was Vice President Sales and Marketing, IR Brand, where he was responsible for developing and executing annual operating plans and budgets.

Mr. Dolan spent the first decade of his career at Case Corporation, where he excelled in numerous sales and operations roles, including: Director, Strategic Accounts, CNH Global; Director, Regional Sales, Northern Region, CNH Global; Manager, Product Information and Sales Training, CNH Global; among other roles.  While at Case, Terry started the company's used equipment business and through this, began a business relationship with Ritchie Bros.

"I had the privilege of doing business with Ritchie Bros. at many points of my career, and my experience as a customer reinforced my desire to join the team," said Terry Dolan.  "The Company's focus on customer needs and absolute commitment to customer satisfaction parallel my personal values and sales philosophy.  The corporate culture at Ritchie Bros. and the passion of its employees is a well-known asset for the company, and I look forward to working with the U.S. and Latin America team to grow our brand and market share."

Terry has a Bachelor of Science degree, specializing in Management and Communications, from Concordia University.  He will be based out of Chicago, and will report directly to Ravi Saligram, CEO.

About Ritchie Bros.
Established in 1958, Ritchie Bros. (NYSE and TSX: RBA) is the world's largest seller of used equipment for the construction, transportation, agriculture, material handling, energy, mining, forestry, marine and other industries. Ritchie Bros. TM solutions make it easy for the world's builders to buy and sell equipment with confidence, including live unreserved public auctions with on-site and online bidding (rbauction.com), the EquipmentOneTM secure online marketplace (EquipmentOne.com), a professional corporate asset management program, and a range of value-added services, including equipment financing for customers through Ritchie Bros. Financial Services (rbauctionfinance.com). Ritchie Bros. has operations in more than 19 countries, including 44 auction sites worldwide. Learn more at RitchieBros.com.

SOURCE Ritchie Bros. Auctioneers

%CIK: 0001046102

For further information: Jamie Kokoska, Director, Investor Relations, Phone: 778-331-5219, jkokoska@rbauction.com

CO: Ritchie Bros. Auctioneers

CNW 07:05e 04-MAY-15